UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Performance Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 18, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Symeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
23,436,446

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
23,436,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,436,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.81%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steamship Shipbroking Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
23,436,446

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
23,436,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,436,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.81%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,436,446

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,436,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,436,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.81%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D filed with the Commission on March 21, 2019 relates to shares of common stock, par value $0.01 per share (the “Shares”), of Performance Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 2 to Schedule 13D is being filed on behalf of Symeon Palios (“Palios”), a citizen of Greece, Steamship Shipbroking Enterprises Inc., a Marshall Islands corporation (“Steamship”) and Taracan Investments S.A., a Marshall Islands corporation (“Taracan”). Palios, Steamship and Taracan are collectively referred to as the “Reporting Persons.”  Palios may be deemed to beneficially own all of the shares of the Issuer directly owned by Taracan and indirectly owned by Steamship, as the result of Palios' ability to control such entities.

The principal business address for Steamship is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for all other Reporting Persons is Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Persons' knowledge, the Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:

The Issuer purchased from Palios a specially-formed entity whose sole asset was one contract to purchase one tanker vessel for an aggregate consideration of 12,185,665 Shares, which Shares were issued to Taracan upon the closing of the acquisition of the specially-formed entity pursuant to a share purchase agreement by and between Palios and the Issuer, dated November 19, 2019 (the “Share Purchase Agreement”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D that was filed on March 21, 2019 is hereby amended and restated in its entirety as follows:

Palios, the Chief Executive Officer and Chairman of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Palios acquired the Shares described in Item 3 solely for investment purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D that was filed on March 21, 2019 is hereby amended and restated in its entirety as follows:

(a. & b.) Based on information received from the Issuer, the total number of outstanding Shares is 49,021,001 as of December 6, 2019. Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Taracan owns an aggregate of 23,436,446 Shares, representing 47.81% of the Issuer’s issued and outstanding Shares. Steamships indirectly may be deemed to beneficially own an aggregate 23,436,446 Shares, representing 47.81% of the Issuer’s issued and outstanding Shares, through Taracan, as the result of its ability to control such entity. Palios in turn indirectly may be deemed to beneficially own an aggregate of 23,436,446 Shares, representing 47.81% of the Issuer’s issued and outstanding Shares, as the result of his ability to control the foregoing entities.

Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 23,436,446 Shares, representing 47.81% of the Issuer’s issued and outstanding Shares. Steamship has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 23,436,446 Shares, representing 47.81% of the Issuer’s issued and outstanding Shares, through Taracan. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 23,436,446 Shares, representing 47.81% of the Issuer’s issued and outstanding Shares, as the result of his ability to control the foregoing entities.

(c.) As set forth in Item 3, the Reporting Persons acquired an aggregate of 12,185,665 Shares pursuant to the Share Purchase Agreement. Except as described in Item 3 and herein, no other transactions in the Shares were effected by the Reporting Persons during the past 60 days.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 herein, there are no material changes from the Amendment No. 1 to Schedule 13D that was filed on June 20, 2019.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated December 6, 2019 among the Reporting Persons
Exhibit B Share Purchase Agreement dated November 19, 2019 between Palios and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2019
(Date)

Steamship Shipbroking Enterprises Inc. By /s/ Symeon Palios
Symeon Palios Principal

Taracan Investments S.A.

/s/ Symeon Palios
Symeon Palios
Principal

/s/ Symeon Palios
Symeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated December 6, 2019, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Performance Shipping Inc. shall be filed on behalf of the undersigned.

December 6, 2019
-----------------------
(Date)

Steamship Shipbroking Enterprises Inc. By /s/ Symeon Palios
Symeon Palios Principal

Taracan Investments S.A.

/s/ Symeon Palios
Symeon Palios
Principal

/s/ Symeon Palios
Symeon Palios

Exhibit B
SHARE PURCHASE AGREEMENT
SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of November 19, 2019, by and between Performance Shipping Inc., a Marshall Islands corporation (the “Buyer”), and Mr. Symeon Palios (the “Seller,” and together with the Buyer, the “Parties”).
WHEREAS, the Seller has agreed to sell to the Buyer 500 registered shares of a par value of US$0.01 per share of Rongelap Shipping Company Inc. (“Rongelap”), which comprises all of the issued and outstanding shares of Rongelap (the “Transferred Interest”) in exchange for an aggregate purchase price of US$11,000,000, which will be paid as an aggregate of 12,185,665 shares of common stock, par value $0.01 per share (the “Consideration”) of the Buyer.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
PURCHASE AND SALE OF SHARES
Upon the terms and subject to the conditions of this Agreement:
1.1          Purchase of Shares. The Seller shall sell, transfer and deliver to the Buyer, free and clear of all liens and outstanding charges of whatever nature (“Liens”), and the Buyer shall purchase from the Seller, on the date hereof or such other date agreed between the Seller and the Buyer (the “Closing Date”), the shares of Rongelap constituting the Transferred Interest, in consideration for the issuance and delivery of the Consideration. As of the Closing Date, the Buyer shall issue to the Seller or its nominee the shares constituting the Consideration.
1.2          Consideration. The sufficiency of the Consideration for the sale and purchase of the Transferred Interest is hereby acknowledged by the Parties. The Parties agree that the Seller and the Buyer are executing and delivering this Agreement in accordance with and in reliance upon the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).
1.3          Condition to the Purchase and Sale of the Shares. The representations and warranties set forth in Article II and Article III of this Agreement shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
ARTICLE II
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE BUYER
The Buyer hereby represents and warrants to, and agrees with the Seller, as of the date hereof and the Closing Date, as follows:
2.1          Capacity; Authority; Validity. The Buyer has all capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Buyer hereunder; this Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of the Buyer; this Agreement has been duly executed and delivered by the Buyer; and assuming the due execution and delivery of this Agreement by the Seller, this Agreement constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.
2.2          Validity of Shares. Upon delivery of the shares constituting the Consideration by the Buyer in accordance with the terms of this Agreement, such shares shall be duly issued, fully paid and non-assessable, free and clear of all Liens.

2.3          No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by the Buyer, nor the consummation of the transactions contemplated hereby by the Buyer, will violate any judgment, order, writ, decree, law, rule, regulation or agreement applicable to the Buyer.
ARTICLE III
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SELLER
The Seller hereby represents and warrants to, and agrees with the Buyer, as of the date hereof and the Closing Date as follows:
3.1          Capacity; Authority; Validity. The Seller has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Seller hereunder; this Agreement has been duly executed and delivered by the Seller; and assuming the due execution and delivery of this Agreement by the Buyer, this Agreement constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.
3.2          Validity of Transferred Interest. Upon delivery of the shares of Rongelap constituting the Transferred Interest by the Seller in accordance with the terms of this Agreement, such shares shall be duly issued, fully paid and non-assessable, free and clear of all Liens.
3.3          No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by the Seller, nor the consummation of the transactions contemplated hereby by the Seller, will violate any judgment, order, writ, decree, law, rule, regulation or agreement applicable to the Seller or create any Lien over the Seller’s assets or result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both would become a default) under any material contract or other instrument by which the Seller is bound, including, for the avoidance of doubt, the memorandum of agreement (the “Purchase Contract”) dated November 12 , 2019 to purchase the tanker vessel set out on Schedule A.
3.4          No Registration. The Seller understands that the shares constituting the Consideration have not been registered under the Securities Act, are being sold in a transaction that is exempt from the registration requirements of the Securities Act and may not be re-offered or resold except pursuant to an exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act. The Seller understands that any certificates for the shares constituting the Consideration shall carry a restrictive legend to such effect.
3.5          No Obligations or Liabilities. Other than the Purchase Contract, Rongelap is not a party to nor has authorized, agreed or entered into any contract, lease, deed, mortgage, license, instrument, note, commitment, undertaking, indenture, joint venture or any other agreement, commitment or legally binding arrangement, whether written or oral, and Rongelap has no liability, obligation or commitment of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
3.6          Assets of Rongelap. All assets of Rongelap, including the Purchase Agreement, are legally and beneficially owned by Rongelap, and where capable of possession, in the possession or under the control of Rongelap, free of any Liens.
ARTICLE IV
MISCELLANEOUS
4.1          Notices. All notices and other communications by the Buyer or the Seller hereunder shall be in writing to the other party and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via telecopy transmission and verification received, or when posted by postal service, registered or certified mail, return receipt requested with postage prepaid, at the address set forth on the signature page hereto or to such other addresses as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt.

4.2          Assignment. This Agreement shall not be assigned by either party without the other’s prior written consent.
4.3          Entire Agreement. This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.
4.4          Amendments and Waivers. This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.
4.5          Captions; Counterparts, Execution. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.
4.6          Governing Law and Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.

IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be duly executed as of the date first above written.
PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulous	By:	/s/ Symeon Palios
Name:	Andreas Michalopoulous		Symeon Palios
Title:	Deputy Chief Executive Officer, Chief Financial Officer and Treasurer

	Address: Pendelis 18, 17564 Palaio Faliro, Athens, Greece		Address: Pendelis 18, 17564 Palaio Faliro, Athens, Greece

	Telecopy.: +30 216 6002 599		Telecopy No.: +30 210 9470 101

Schedule A
Vessel
Rongelap Shipping Company Inc.	M/V Virgo Sun